UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  MARCH 4 2005


                                  ------------

                                XENOVA GROUP PLC
             (Exact name of Registrant as specified in its charter)


                              957 BUCKINGHAM AVENUE
                                     SLOUGH
                                    BERKSHIRE
                                    SL1 4NL
                                       UK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

            PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

SLOUGH, UK, 3 MARCH 2005 - Xenova Group plc (NASDAQ: XNVA; London Stock
Exchange: XEN) today announced its results for the year ended 31 December 2004.


ANNOUNCED TODAY

* TA-NIC preliminary 12 month clinical study results - see separate announcement


2004 CLINICAL & MANUFACTURING HIGHLIGHTS

* TransMID[TM]: agreement with the FDA under the Special Protocol Assessment procedure for the revised Phase III clinical trial programme

*      TransMID[TM]: Phase III patient recruitment commenced

*      TA-CD: positive results for two dose escalation Phase IIa studies

* TA-NIC: successful results from a second Phase I clinical trial provided anecdotal indication of efficacy

* Tariquidar: Phase I paediatric study data presented at the American Society of Clinical Oncology (ASCO) conference

* Novel DNA Targeting Agents: Millennium to cease funding after completion of Phase I trials

       __     Phase I results for XR11576; initial Phase I results for XR5944

* Clinical Trials Manufacturing Facility in Cambridge, UK, received a Manufacturer's Authorisation - Investigational Medicinal Products from the MHRA


FINANCIAL HIGHLIGHTS (UNAUDITED)

* Cash, short-term deposits and Investments [GBP]13.0m ($24.9m) at 31 December 2004 (31 December 2003: [GBP]27.5m ($52.8m))

*      Revenue recognised of [GBP]4.6m ($8.8m) (2003: [GBP]7.7m ($14.8m))

*      Loss on ordinary activities after taxation [GBP]12.5m ($24.0m) (2003:
       [GBP]15.0m ($28.8m))

*      Loss per share 2.9p (5.6c) (2003: 7.1p (13.6c))

* Completed a cost saving reorganisation following the acquisition of KS Biomedix which included:

       __     Prioritisation of R&D pipeline

       __     Sale of Farnham Research Facility to Bioventix raising [GBP]0.8m
              ($1.5m)

       __ Lease agreement signed with Genzyme for vacant space at Cambridge Science Park site

       __ Canadian manufacturing site sold to QSV Biologics for up to C$7.0m ([GBP]3.1m, $5.8m)

SUBSEQUENT EVENTS

*      Licensing of TA-CIN to Cancer Research Technology

* Licensing of DISC-HSV and DISC-GM-CSF Vector to Oxxon Therapeutics for up to [GBP]44m ($83m)

*      TransMID[TM] obtained orphan drug designation in Japan

David Oxlade, Chief Executive Officer of Xenova said: "In 2004 we made good progress particularly with respect to TransMID[TM] and the addiction therapies. We were pleased to have obtained agreement with the FDA for the revised SPA for TransMID[TM], and the Phase III trial is now actively recruiting in Europe, the US and other countries. Encouraging anecdotal indications of efficacy have been seen with the novel addiction therapies, TA-NIC for nicotine and TA-CD for cocaine.

Operationally we completed the planned disposals and achieved the targeted cost reductions following the merger with KS Biomedix, which has allowed us to focus on progressing our key programmes through clinical trials. In addition, we have continued to extract value from the de-prioritised part of the portfolio as evidenced through the two licensing agreements announced recently."

CONTACTS:

XENOVA GROUP PLC                                              +44 (0)1753 706600

David A Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications

UK - FINANCIAL DYNAMICS                                      +44 (0)20 7831 3113
David Yates
Ben Atwell

US - TROUT GROUP/BMC COMMUNICATIONS                              +1 212 477 9007
Media:       Brad Miles
Investors:   Lee Stern

                 _____________________________________________

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of product candidates in clinical development, including three cancer programmes: its lead product candidate TransMID[TM], for the treatment of high-grade glioma, is in Phase
III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova has approximately 75 full time employees in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN).

For further information about Xenova and its products please visit the Xenova website at www.xenova.com and www.gbmtrial.com

A meeting will take place on Thursday 3 March at 10:45 GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London, WC2A 1PB. In addition, Xenova will host a conference call at 14:30 GMT (09:30 EST) to discuss the preliminary results. For further information on this and the meeting, please call Mo Noonan at Financial Dynamics on +44 (0)20 7269 7116. Details of the replay will be available through the Xenova website under Investor Information following the 14:30 conference call.

This press release contains "forward-looking statements," including statements about our ability to integrate acquired businesses and realize cost savings from integration, the revenues which we could earn from milestone payments for product candidates under development and the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays in integrating acquired businesses into our group: adverse results and delays in our drug discovery and clinical development programs; failure to obtain effective patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; failure to achieve product development or commercialization milestones on a timely basis or at all; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial on-going funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see our reports on file with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

US dollar amounts provided in the text have been translated at the closing rate on December 31, 2004 ([GBP]1.00:$1.92) solely for information.


CHAIRMAN'S STATEMENT AND CHIEF EXECUTIVE'S REVIEW

Over the last financial year, Xenova has continued to progress its products through the clinic.


TRANSMID[TM]

Following discussions with the Food and Drug Administration (FDA) in the US, the revised protocol for the TransMID[TM] Phase III clinical trials was agreed under a Special Protocol Assessment (SPA) procedure. The original strategy at KS Biomedix Holdings plc (KS Biomedix) had been to file with one large Phase III study powered to show a p[less than equals] 0.01 value of statistical significance. The revised protocol submitted by Xenova was changed to perform two Phase III trials where the required level of statistical significance is lower. This reduces the number of patients required in the first study and hence the level of financial risk involved.

Immediately following the SPA agreement, the Company began the initiation procedure for the clinical centres involved across North America, Europe and Israel. The first patient was dosed in July and recruitment is on-going. The number of participating centres is now expected to increase from the original 50 to 65 and the process of identifying and initiating these centres is underway.

The Company has been supporting recruitment into the TransMID[TM] Phase III trial through a number of routes. Articles have appeared in a number of physician and oncology publications describing the study and its objectives. In the autumn, Xenova launched the website www.gbmtrial.com dedicated to providing information on the TransMID[TM] clinical trial to potential patients, their families and doctors.


ADDICTION THERAPY

The novel addiction therapies TA-NIC for nicotine addiction and TA-CD for cocaine addiction have both reported positive data from their Phase I and Phase II clinical trials respectively, in 2004. There is a clear medical and social need for improved treatments to help those addicted. In the US, the National Institute on Drug Abuse (NIDA) is supporting the Phase II clinical trials of TA-CD being carried out at Yale School of Medicine in Boston.


NOVEL DNA TARGETING AGENTS

In the autumn, Millennium Pharmaceuticals Inc (Millennium) undertook an internal review of its pipeline and re-aligned it to revised targets. At this review, Millennium decided to cease funding trials of the Novel DNA Targeting Agents following the end of the Phase I programme. Xenova and Millennium are now in discussions for the return of the North American commercial rights which were the subject of a licensing agreement entered into between the two companies in December 2001. Xenova also reported today further results of the Phase I trial of XR11576 and initial results of the Phase I trial of XR5944.


CORPORATE

Following the acquisition of KS Biomedix, Xenova implemented a cost saving reorganisation that included the release of excess facilities in the UK and North America and the prioritisation of the R&D portfolio. These disposals: the sale of the Farnham research facility to Bioventix Limited, the leasing of vacant space at the Cambridge Science Park site to Genzyme and the sale of the Canadian manufacturing facility to QSV Biologics Ltd, will substantially reduce the Company's facilities overheads. In addition, through the sale of the Canadian manufacturing facility, the Company's headcount was reduced by 30. Xenova had 75 full time employees as at 31 December 2004.

In December 2004, Xenova received notification that judgment was issued in Xenova's favour by the US Patent and Trademark Office (USPTO) Board of Patent Appeals and Interferences, in a patent interference case in which Baxter AG, a subsidiary of Baxter Healthcare Corporation, of Deerfield, Illinois, USA, was the other party involved. The subject of the proceedings was vaccines using genetically-disabled poxvirus such as vaccinia virus, relating to Xenova's DISC (Disabled Infectious Single Cycle) technology. As a result of the interference decision Xenova can expect to receive grant of a US patent on its pending US patent application.

During 2004, the Company also had a successful outcome of a Medicines and Healthcare products Regulatory Agency (MHRA) Good Clinical Practice (GCP) inspection.

PROGRAMME OVERVIEW

TransMID[TM] - Phase III

TransMID[TM] is the most advanced product candidate in Xenova's pipeline, currently in Phase III clinical trials. TransMID[TM] is a potential treatment for glioblastoma multiforme (GBM) the most common form of high grade glioma (brain cancer). The prognosis for patients is poor and it is a condition for which there has been little improvement in treatment for the last two decades.

TransMID[TM] is a modified diphtheria toxin conjugated to transferrin. Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferrin receptor expression on glioma cells makes it an ideal target for brain cancer treatment. The diphtheria toxin gains entry to the tumour cell when the transferrin to which it is attached binds to transferrin receptors on the surface of the tumour cell. Once inside a cell the diphtheria toxin interferes with protein synthesis which ultimately kills the cancer cell.

TransMID[TM] is pumped directly into the brain tumour via two catheters using CED (Convection Enhanced Delivery - licensed from the National Institute of Health (NIH), US). CED enhances the distribution of TransMID[TM] through the tumour mass, producing high local concentrations of drug. This also has the benefit of circumventing the usual obstacles present in drug delivery to the brain caused by the blood-brain barrier.

Prior to its acquisition, KS Biomedix had obtained FDA agreement for a single Phase III clinical trial for TransMID[TM] under the SPA process. Following the acquisition of KS Biomedix, Xenova submitted a revised programme involving two Phase III clinical trials rather than one, which was agreed with the FDA in May 2004. The adoption of a two study approach reduces the level of financial risk associated with a large single study.

The initial Phase III clinical trial will enrol up to 323 patients with non-resectable, progressive or recurrent GBM who have failed conventional therapy. The study is a randomised, open-labelled, multi-centre trial comparing TransMID[TM] against a number of presently used chemotherapeutic agents regarded as Best Standard of Care. The 323 patients will be randomised in a 2:1 ratio of TransMID[TM] to Best Standard of Care across approximately 65 sites in the EU, Israel and North America. The primary end-point is overall survival time with a planned interim analysis to be conducted after 50% of the required events have been observed. The first patient was dosed in July 2004 and recruitment is on-going.

TransMID[TM] received fast track status from the FDA in August 2001 and orphan drug status in December 2001. In addition, the European Commission granted TransMID[TM] orphan designation in March 2002. In February 2005 TransMID[TM] obtained orphan drug designation in Japan.

TransMID[TM] is currently licensed to Sosei in Japan, Nycomed in Europe, Medison in Israel and Ranbaxy in India. The rights to TransMID[TM] in North America have been retained.


TA-CD - Phase II

The Company is developing a therapeutic vaccine, TA-CD, for the treatment of cocaine dependence, for which there is no currently available effective treatment. TA-CD is designed to induce cocaine-specific antibodies which bind to cocaine in the blood, blocking its uptake into the brain. Therefore, the human physiological response to cocaine is altered and the reinforcing properties of cocaine are reduced which may assist patients in breaking the cycle of addiction and abuse.

A Phase IIa clinical trial was completed and the results were announced in July 2001. Attenuation of the usual euphoric effects of cocaine was reported amongst patients who relapsed during the study, providing anecdotal evidence of the benefit TA-CD may provide.

The results of a second Phase IIa dose escalation trial were reported in June 2003. This study was designed to evaluate the safety and immunogenicity of TA-CD using four or five dose vaccination schedules. As for the previous study, the results showed the vaccine to be safe and well tolerated with a dose-related immune response. Of the 16 patients in the two Phase IIa studies who used cocaine at any time following vaccination, 13 (81%) reported a reduction of the usual euphoric effect normally associated with cocaine use, providing further anecdotal evidence of the vaccine's proposed mode of action.

The start of a Phase IIa cocaine administration trial was announced in April 2003. The 10 patient open label trial is being conducted in the US and is designed to evaluate the effect of TA-CD on behavioural changes associated with cocaine administration. This trial is expected to report during the first half of 2005.

In June 2004 data was presented at the College of Problems of Drug Dependence 66th Annual Scientific Meeting in Puerto Rico, of two dose escalation Phase II studies of TA-CD (a relapse prevention study and an abstinence initiation study). Results from both studies showed that the maximum mean antibody response occurred between 70 and 90 days post vaccination with cocaine-specific antibodies persisting for at least six months.

Three quarters (75%) of the relapse prevention study group (9 subjects) maintained abstinence from cocaine use during the 12-week study duration with 100% relapsing after nine months when antibody levels had dropped. In the abstinence initiation study group (13 subjects), 58% achieved and maintained abstinence during the 12-week study and 42% continued to be cocaine free after six months.

The authors also reported that the likelihood of using cocaine decreased in those subjects who received a more intense vaccination schedule and as a result produced higher levels of anti-cocaine antibodies. 88% of subjects from one study and 63% in the other, who did relapse within six months, reported a reduction in the euphoric effects of cocaine.

In October 2003, Xenova announced the start of the first randomised, placebo controlled Phase IIb clinical trial for TA-CD. The primary objective of this study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study. Up to 132 subjects, all of whom are methadone-dependent cocaine addicts being treated for drug dependency, are being recruited into this clinical study. Half the subjects will be treated with active TA-CD and half will be given a placebo. Subjects will be monitored three times a week to assess cocaine usage, including testing for cocaine metabolites in urine, for a period of 20 weeks. Patients will also undergo medical examinations and blood tests for anti-cocaine antibodies to assess the immunogenicity of the dosing schedule. The trial is expected to report in H1 2006 and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

The TA-CD investigations are being funded in part by the National Institute on Drug Abuse (NIDA) which recognises cocaine abuse to be a major problem in the US. NIDA has also supported earlier clinical work as part of this programme.

Tariquidar - Phase II

Discovered by Xenova, tariquidar is a potent small-molecule inhibitor of the P-glycoprotein pump, which is being developed for the treatment of multi-drug resistance (MDR) in cancer.

The National Cancer Institute in the US (NCI) commenced further exploratory Phase I/II and Phase II studies with tariquidar in combination with various cytotoxic drugs in 2003. The studies include one in adrenocortical cancer, one in lung, ovarian or cervical cancer and a paediatric study in solid tumours. These studies are currently on-going and information can be viewed through the NCI website.

Xenova is in discussions with QLT regarding the return of their rights, arising from the license agreement entered into between QLT and Xenova in August 2001.


TA-NIC - Phase I

Xenova is developing a therapeutic vaccine, TA-NIC, for the treatment of nicotine addiction which is designed to induce nicotine-specific antibodies. On smoking, nicotine enters the bloodstream where it is expected that it will encounter and bind to these antibodies. This antibody-nicotine complex is too large to cross the blood-brain barrier, so the pleasurable stimulus which usually accompanies smoking should be absent or reduced.

The start of a second Phase I clinical trial for TA-NIC was announced in October 2003. This second Phase I study builds upon the findings of a previous Phase I trial which were announced in June 2002. 60 smokers, divided into three cohorts of 20 subjects, have been recruited into this double-blind, randomised, placebo-controlled study. The objectives of this second Phase I clinical study were to explore the safety, tolerability and level of anti-nicotine antibody response to increasing doses of the vaccine TA-NIC, and to select a dose for Phase II and Phase III evaluation.

Key findings from the initial data announced on 14 July were:

*      No drug-related serious adverse events were seen in any cohort

* Minimal injection-site effects were seen at the dose selected for Phase II and Phase III studies

*      Anti-nicotine antibody responses were dose dependent

* The selected dose showed an improved anti-nicotine antibody response profile compared to the lowest dose tested:

       __     Almost twice the level of anti-nicotine antibodies were observed

       __ Earlier and more rapid onset of anti-nicotine antibody response was achieved

* Although not designed to test the effect of the TA-NIC vaccine on smoker's quit rates, there was a clear reduction across all groups receiving TA-NIC compared to those with the placebo group, in terms of those smokers who voluntarily quit during the 12-week period or self-reported a reduction in smoking pleasure

       __ At week six, 19 out of the 44 (43%) subjects receiving TA-NIC voluntarily gave up smoking or reported reduced pleasure when smoking compared to only 1 out of 11 (9%) receiving the placebo

On the basis of these results, a Phase II/III dose has been selected for further clinical evaluation. The final data from this Phase I study is expected early this year with Phase II trials commencing during H1 2005.

Xenova retains all rights to the TA-NIC vaccine.

XR303 - Phase I/II

XR303 is a radioimunotherapy product targeted at late-stage pancreatic cancer. The product comprises a super high affinity antibody, labelled with a radionuclide, 131Iodine. The antibody binds to carcino-embryonic antigen (CEA), a marker which is widely expressed on solid tumours. The antibody can thus deliver a dose of radiation to the tumour that is sufficient to kill tumour cells whilst limiting damage to normal tissues.

This antibody has been shown to bind to its target for extended periods. The radioactive isotope has therefore been selected to reflect this extended binding. 131Iodine has a half life of eight days which matches the estimated half time of binding of the antibody at the tumour site, thus maximising its killing potential.

XR303 has completed a Phase I imaging study in patients with metastatic colorectal cancer. This study conducted in 10 patients showed the tumours still clearly visible at eight days as a result of the radiolabelled antibody remaining bound to the tumour surface. There were no drug related severe adverse events.

In view of these results a Phase I/II dose escalation study for patients with non-resectable pancreatic cancer was initiated and is anticipated to complete in 2005. More than 80% of tumours in this indication are estimated to express CEA. In addition, the study has been designed to assess whether locoregional administration of the antibody results in improved efficacy and reduced systemic effects.

In May 2003 both the European Commission and FDA granted orphan drug designation to XR303 for pancreatic cancer. Xenova retains all rights to XR303.


Novel DNA Targeting Agents - XR11576/XR5944/XR11612 - Phase I

This programme is being developed for the treatment of solid tumours. The compounds were originally believed to affect the DNA replication process through a mechanism of action that involved the dual inhibition of topoisomerases I and
II. Recent work however indicates that XR5944 binds tightly to DNA and inhibits RNA synthesis by an effect on RNA polymerases.

The Phase I clinical trial of XR11576 in solid tumours has been completed with the recruitment of 38 patients divided between two oral dosing schedules. The objective of the study was to evaluate the pharmacokinetic profile, safety and efficacy of XR11576. 21 patients received 48 courses (dosing days 1-5 on a three week cycle over a dose range of 30-180 mg/day) and 17 patients received 53 courses (dosing days 1 and 8 of a three week cycle over a dose range of 120-840 mg/day). On the five day schedule, the maximum tolerated dose was 120 mg/day but on the two day schedule adverse events were reported across all seven dosage groups. Dose limiting toxicities included diarrhoea, vomiting, nausea and fatigue with no objective responses reported. However, stable disease was reported in four out of the 21 patients on the five day schedule and five out of the 17 patients on the two day schedule. No Phase II dose was established.

The Phase I trial of XR5944 in solid tumours using a single iv dosing schedule of a 30 minute infusion once every three weeks is being finalised. Initial data from the 27 patients recruited shows a maximum tolerated dose of 24 mg/m2 with dose limiting toxicities of mucositis (ulceration of the mouth) and neutropaenia (reduction in white blood cells). No objective responses were reported however four out of the 27 patients had stable disease. When final data is available later this year Xenova will review the future development plans for this compound.

In December 2001, Xenova entered into an agreement with Millennium for the development and North American marketing of XR11576 (MLN576), XR5944 (MLN944) and XR11612 (MLN612). In November 2004, Xenova announced that Millennium had informed the Company that following an internal portfolio prioritisation review it had decided to cease funding the XR5944/XR11576/XR11612 programme after completion of the on-going Phase I studies. Xenova and Millennium are in discussions regarding the return of the North America rights to the programme.


OX40

OX40/OX40L is a platform for the creation of multiple product candidates targeting cancer and autoimmune disease. Xenova has produced by recombinant DNA technology a modified form of the OX40 molecule which can be used to block the interaction between the OX40 receptor and its ligand (OX40L) and hence inhibit T-cell activation. This product candidate has been shown to be effective in a pre-clinical model of autoimmune disease, and has moved into pre-clinical development.

Development of a monoclonal antibody against OX40 presents an alternative approach to target and destroy OX40-bearing activated T cells and hence treat autoimmune disease. This strategy is being pursued by UCB under a license agreement with Xenova, which began in September 1999.

A development and license agreement potentially worth up to $63m was signed in April 2002 with Genentech for the worldwide rights to develop and market products, primarily targeting disorders of the immune system, based on Xenova's OX40 receptor protein and anti-OX40L antibody programmes. Under this agreement, Genentech paid a license fee of $5 million over the first year of the collaboration and could pay up to $58 million in milestones in the event of the successful development and commercialisation of the product. Xenova retains all rights to the up-regulation of the immune system using the OX40/OX40L interaction, including use in oncology and infectious disease therapy.

In October 2003, findings relating to a research collaboration involving Xenova's OX40 technology and its potential for the treatment of influenza were published by Imperial College of Science Technology and Medicine, London. These results demonstrated that in a pre-clinical model, down-regulation of the immune response, through blocking the OX40-OX40L interaction, could alleviate the symptoms of influenza, without affecting the ability to clear the virus. This new research suggests that the down-regulation of OX40 signalling may play an important role in the fight against the symptoms of influenza and perhaps other diseases similarly characterised by an excessive immune response.


CLINICAL TRIALS MANUFACTURING FACILITY

Xenova's Clinical Trials Manufacturing Facility (CTMF) based in the Cambridge Science Park has been manufacturing the Group's own internal clinical trials supplies since 1995 and this remains the primary purpose of the facility. Surplus capacity in the facility is being offered along with its supporting development organisation for contract manufacturing.

In June 2003, Xenova announced the signing of a two-year manufacturing, development and clinical supply agreement with Pharmexa A/S (CSE: PHARMX) for the contract manufacture of clinical supplies of a vaccine targeting the human HER-2 protein. This contract was extended in July 2004, enabling Xenova to manufacture additional batches of the vaccine for Pharmexa's Phase II trials in breast cancer.

In June 2004, Xenova received a Manufacturer's Authorisation - Investigational Medicinal Products from the MHRA that allows the Company to manufacture and release investigational medicinal products and to do so in compliance with the new Clinical Trials Directive. This license applies to Xenova's own products and those manufactured at Xenova under contract for clients. This follows the receipt of a letter from the MHRA confirming that the Company's operations are in compliance with the European Clinical trials Directive of May 2004.


SUBSEQUENT EVENTS

On 10 January 2005, Xenova announced that it had entered into a licensing agreement with Cancer Research Technology Limited (CRT) in respect of Xenova's intellectual property relating to TA-CIN. TA-CIN is a vaccine developed by Xenova as a treatment for women with cervical dysplasia, and has proved safe and immunogenic in Phase I and Phase II clinical trials.

CRT will facilitate a further Phase II clinical trial to be undertaken at St. Mary's Hospital Manchester and associated laboratory studies at the Paterson Institute for Cancer Research in Manchester to evaluate TA-CIN in combination with an immune modulator in subjects with vulval intra-epithelial neoplasia
(VIN). This trial, expected to start shortly, will recruit between 20 and 30 women with known, pre-treated, or newly diagnosed VIN3. The primary end point is objective response of vulval intraepithelial lesions to treatment as well as evaluating safety, toxicity and tolerability of the combination treatment.

CRT has licensed TA-CIN patents, know-how and materials from Xenova and will undertake marketing of TA-CIN to potential commercial partners with a view to sub-licensing the development and commercialisation of the product. Net receipts from the sub-licensing of TA-CIN will be shared between Xenova and CRT after certain direct costs have been recouped.

Cervical dysplasia (also known as cervical intra-epithelial neoplasia, CIN) is one of a group of conditions, including VIN, known collectively as ano-genital intraepithelial neoplasia (AGIN), which are precursors to invasive cancers such as cervical cancer. Infection with certain high risk types of Human Papillomavirus such as HPV16, is closely associated with these dysplasias and cancers, which are difficult to treat and have a high recurrence rate.

On 13 January 2005 Xenova announced it had signed an exclusive licensing agreement with Oxxon Therapeutics Ltd (Oxxon) potentially worth up to [GBP]44 million ($84 million) in up-front and milestone payments, in the event four products complete commercialisation. Royalties will be paid on future sales of any products derived from the DISC-HSV Vector platform.

The agreement provides Oxxon with the right to use the DISC-HSV Vector (Disabled Infectious Single Cycle - Herpes Simplex Virus) in a number of specified indications in the areas of oncology and infectious diseases. Oxxon also has the option to further, as yet unspecified, indications subject to payment of additional fees. The agreement includes global development, manufacturing and marketing rights to DISC-GM-CSF, an oncology product developed using the DISC-HSV Vector platform which has successfully completed a Phase I dose-escalating safety study. Xenova retains the rights to the DISC-PRO vaccine programme for the prophylaxis of herpes virus diseases.

On 14 February 2005, Xenova announced the granting of orphan drug designation to TransMID[TM] (through Sosei Co Ltd, its licensee for the Japanese market) by the Ministry of Health, Labour and Welfare (MHLW) in Japan. Orphan drug designation will facilitate the initiation of clinical trials by Sosei and provide fast track approval process by the MHLW once trials have been completed and a dossier seeking marketing approval has been filed. The achievement of orphan drug designation triggers a milestone payment from Sosei to Xenova.

Xenova announced today preliminary 12 month study findings of the second Phase I clinical trial of TA-NIC. These results, reported in a separate press release issued today, support the initial findings announced in July 2004, confirming the selected dose and showing anecdotal evidence of efficacy.


BOARD CHANGES

There were no changes to the Board of Directors during 2004.

Prof Michael Moore was appointed to the Scientific Advisory Board (SAB).


FINANCIAL SUMMARY

OPERATING PERFORMANCE

In the year ended 31 December 2004, the Group's revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were [GBP]4.6m ($8.8m) (2003: [GBP]7.7m ($14.8m)).

Revenues included [GBP]2.1m ($4.0m) in respect of the tariquidar licensing agreement with QLT and the OX40 licensing agreement with Genentech. There is no further deferred revenue from QLT for the tariquidar license. [GBP]0.6m ($1.1m) was also recognised in respect of the milestone due from Nycomed for the first patient treated in the TransMID[TM] trial. Contract development revenue of [GBP]0.6m ($1.2m) (2003: [GBP]3.2m ($6.1m)) was recognised in the year in respect of the Millennium collaboration on the Novel DNA Targeting Agents.

The CTMF, based in the Cambridge Science Park, extended a contract with Pharmexa in July 2004. Manufacturing revenue for the year 2004 was [GBP]1.3m ($2.5m) (2003: [GBP]0.8m ($1.5m)). Contract manufacturing provides a contribution to the costs of running the CTMF which is primarily used for manufacture of clinical trials material for the Group's own programmes. Cost of sales, which reflects a full allocation of the fixed and variable costs relating to contract manufacturing activities, increased to [GBP]2.2m ($4.3m) from [GBP]0.6m ($1.2m) in 2003, reflecting an increased time spent on external contracts compared to the prior year where the majority of manufacturing activity related to internal programmes.

Total net operating expenses of [GBP]17.1m ($32.8m) were reduced from [GBP]23.4m ($44.9m) in 2003.

Research and development (R&D) expenditure of [GBP]14.3m ($27.4m) fell by 1% from [GBP]14.4m ($27.7m) in 2003. R&D expenditure, excluding the costs of discontinued operations, was [GBP]13.1m ($25.2m) which is 9% lower than the prior year. Expenditure was incurred primarily in respect of the TransMID[TM] programme which commenced recruitment in July, the vaccines of addiction programmes including the second Phase I trial in TA-NIC, the recruitment of the Phase IIb TA-CD clinical trial, and the Phase I/II dose escalation trial of XR303. Development costs under the Millennium license agreement of [GBP]0.6m ($1.2m) have been recovered as in previous years.

Administrative expenses fell 62% to [GBP]3.6m ($6.8m) (2003: [GBP]9.4m ($18.0m)) primarily due to the release of vacant leasehold and impairment provisions totalling [GBP]3.6m ($7.0m). Administrative expenses for continuing operations excluding exceptional reorganisation costs and goodwill amortisation were [GBP]4.7m ($9.0m), flat as compared to [GBP]4.7m ($9.1m) for 2003. Goodwill amortisation of [GBP]2.2m ($4.3m) increased from [GBP]1.5m ($2.9m) in 2003 as a result of a full year impact from the KS Biomedix acquisition in September 2003. The subletting of vacant space in Slough and Cambridge reduced net expenses in the year by [GBP]0.7m ($1.4m) (2003: [GBP]0.4m ($0.9m)).

Exceptional reorganisation costs of [GBP]3.6m ($7.0m) credited to administrative expenses include the release of impairment provisions of [GBP]2.7m ($5.3m) and vacant leasehold provision of [GBP]0.9m ($1.7m) both arising from the sub-leasing of vacant space in the Cambridge Science park site.

The increase in Investment income for the year reflects the higher average cash and liquid resources balance held following the fundraising in December 2003 and the impact of higher interest rates. R&D tax credits recoverable for the year have been increased as a result of the KS Biomedix acquisition.


COST SAVING PROGRAMME

Following the acquisition of KS Biomedix, Xenova implemented a cost saving reorganisation in 2003 which was completed by the release of excess facilities in the UK and North America over the year. Certain premises at the Farnham research facility along with related assets were sold to Bioventix Limited (Bioventix) at the end of 2003 for a cash consideration of [GBP]0.8m ($1.5m). In April 2004 Xenova signed a 10 year lease agreement with Genzyme Limited (Genzyme) for vacant space in the Cambridge Science Park site. Following the sub-letting of facilities to Genzyme it was possible to release vacant leasehold and impairment provisions of [GBP]3.6m ($7.0m) as detailed above.

On 3 September 2004, Xenova announced the completion of the sale of its manufacturing facility based in Edmonton, Canada, to QSV Biologics Limited for up to C$7.0m. The consideration comprised C$5.0m payable in cash on completion and C$2.0m deferred in two equal secured promissory notes. Xenova has also agreed terms for a manufacturing and supply contract for TransMID[TM] with the purchaser. The disposal resulted in 30 employees transferring from Xenova to the purchaser. The Directors estimate that the annualised reduction in net operating expenses as a result of the disposal, ignoring the impact of the manufacturing contract, will be approximately [GBP]1.8m ($3.4m). Net assets disposed as part of the transaction amounted to C$6.7m ([GBP]2.9m, $5.6m). The overall loss on disposal including sale expenses amounted to [GBP]62k ($119k)

CASH, SHORT-TERM DEPOSITS AND INVESTMENTS

Cash, short-term deposits and Investments at 31 December 2004 totalled [GBP]13.0m ($24.9m) (2003: [GBP]27.5m ($52.8m)). The Group had cash of [GBP]1.6m
($3.0m) and liquid resources of [GBP]11.4m ($21.9m) at 31 December 2004 (2003: cash [GBP]12.1m ($23.2m), liquid resources [GBP]15.4m ($29.6m)).

Included in liquid resources is an Investment in Cubist Pharmaceuticals Inc of [GBP]0.4m ($0.8m), (2003: [GBP]0.4m ($0.8m)).

SHARE CAPITAL

The number of shares in issue stood at 431.5 million as at 31 December 2004 (2003: 431.5 million). During the year, 2,195 million deferred shares were cancelled and their value of [GBP]21.9m ($42.1m) credited to a special reserve. The number of warrants in issue as at 31 December 2004 was 56,263,317 entitling their holders to subscribe for one ordinary share in the Group at a price of
12.5 pence during the period from 1 July 2004 to 31 December 2008.

The Directors do not propose a dividend for 2004 (2003: nil).


GOING CONCERN

Xenova does not have sufficient cash resources to fund its current level of activities for at least the next 12 months, but the Directors have a reasonable expectation that it can raise additional cash resources during 2005 for this purpose, and have therefore prepared the financial statements on a going concern basis. Attention is drawn to Note 1 to the financial statements which sets out the consequences that might follow if Xenova is not able to secure additional funds in 2005.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

                                                                                  UNAUDITED           UNAUDITED             AUDITED
                                                                                 YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                                                31 DECEMBER         31 DECEMBER         31 DECEMBER
                                                                                       2004                2004                2003
                                                                  NOTES                $000            [GBP]000            [GBP]000
                                                            -----------------------------------------------------------------------

TURNOVER (INCLUDING SHARE OF JOINT VENTURES)
  Continuing operations                                                               8,905               4,638               7,710
  Discontinued operations                                                                 -                   -                   -
  Less: share of joint ventures turnover                                               (140)                (73)                (11)
                                                                       ------------------------------------------------------------
GROUP TURNOVER                                                                        8,765               4,565               7,699

COST OF SALES                                                                        (4,303)             (2,241)               (622)
                                                                       ------------------------------------------------------------
GROSS PROFIT                                                                          4,462               2,324               7,077

OPERATING EXPENSES
Research and development costs
  Continuing operations                                                             (25,177)            (13,113)            (14,450)
  Discontinued operations                                                            (2,240)             (1,167)                  -
                                                                       ------------------------------------------------------------
                                                                                    (27,417)            (14,280)            (14,450)
Administrative expenses
  Continuing operations                                                              (8,964)             (4,669)             (4,748)
  Continuing operations: exceptional reorganisation costs             2               6,960               3,625              (3,161)
  Continuing operations: amortisation of goodwill                                    (4,280)             (2,229)             (1,486)
                                                                       ------------------------------------------------------------
                                                                                     (6,284)             (3,273)             (9,395)
                                                                       ------------------------------------------------------------
  Discontinued operations                                                              (563)               (293)                  -
                                                                       ------------------------------------------------------------
TOTAL ADMINISTRATIVE EXPENSES                                                        (6,847)             (3,566)             (9,395)
Other operating income
  Continuing operations                                                               1,438                 749                 449

TOTAL NET OPERATING EXPENSES                                                        (32,826)            (17,097)            (23,396)

GROUP OPERATING LOSS
  Continuing operations                                                             (25,561)            (13,313)            (16,319)
  Discontinued operations                                                            (2,803)             (1,460)                  -
                                                                       ------------------------------------------------------------
                                                                                    (28,364)            (14,773)            (16,319)
SHARE OF OPERATING LOSS OF JOINT VENTURES
  Continuing operations                                                                 (44)                (23)               (213)

                                                                       ------------------------------------------------------------
TOTAL OPERATING LOSS: GROUP AND SHARE OF JOINT VENTURES                             (28,408)            (14,796)            (16,532)

Loss on disposal of discontinued operations                           4                (119)                (62)                  -
                                                                       ------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST                                         (28,527)            (14,858)            (16,532)

Investment income                                                                     1,507                 785                 381
Share of interest of joint ventures                                                       -                   -                   4
Amounts written back to/(off) Investments                                               (81)                (42)                189
                                                                       ------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                         (27,101)            (14,115)            (15,958)

Tax on loss on ordinary activities                                    3               3,057               1,592                 954
                                                                       ------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                                          (24,044)            (12,523)            (15,004)
                                                                       ------------------------------------------------------------
Loss per share (basic and diluted)                                                    (5.6c)              (2.9p)              (7.1p)
                                                                       ------------------------------------------------------------

Shares used in computing net loss per share (thousands)                             431,529             431,529             212,437
                                                                       ------------------------------------------------------------

US Dollar amounts have been translated at the closing rate on 31 December 2004 ([GBP]1.00: $1.92) solely for information.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (UNAUDITED)


                                                                                  UNAUDITED           UNAUDITED             AUDITED
                                                                                 YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                                                31 DECEMBER         31 DECEMBER         31 DECEMBER
                                                                                       2003                2003                2002
                                                                                       $000               [GBP]            [GBP]000
                                                                       ------------------------------------------------------------
Loss attributable to Xenova Group plc                                               (24,000)            (12,500)            (14,818)
Profit/(loss) attributable to joint ventures                                            (44)                (23)               (186)
                                                                       ------------------------------------------------------------
TOTAL LOSS ATTRIBUTABLE TO MEMBERS OF XENOVA GROUP PLC                              (24,044)            (12,523)            (15,004)
Translation difference                                                                  (21)                (11)                228
                                                                       ------------------------------------------------------------
TOTAL RECOGNISED GAINS AND LOSSES IN THE
YEAR ATTRIBUTABLE TO MEMBERS OF XENOVA GROUP PLC                                    (24,065)            (12,534)            (14,776)
                                                                       ------------------------------------------------------------

US Dollar amounts have been translated at the closing rate on 31 December 2004 ([GBP]1.00: $1.92) solely for information.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                                  UNAUDITED           UNAUDITED             AUDITED
                                                                                      AS AT               AS AT               AS AT
                                                                                31 DECEMBER         31 DECEMBER         31 DECEMBER
                                                                                       2004                2004                2003
                                                                  NOTES                $000            [GBP]000            [GBP]000
                                                           ------------------------------------------------------------------------

FIXED ASSETS
  Intangible assets                                                                  32,523              16,939              19,272
  Tangible assets                                                                    13,814               7,195               7,858

Investment in joint ventures:
  Share of gross assets                                                                 115                  60                 137
  Share of gross liabilities                                                            (84)                (44)                (98)
                                                                       ------------------------------------------------------------
                                                                                         31                  16                  39
                                                                       ------------------------------------------------------------
                                                                                     46,368              24,150              27,169

CURRENT ASSETS
  Work in progress                                                                    1,321                 688                 662
  Debtors                                                                             8,519               4,437               3,669
  Short-term deposits and Investments                                                21,888              11,400              15,437
  Cash at bank and in hand                                                            3,014               1,570              12,070
                                                                       ------------------------------------------------------------
                                                                                     34,742              18,095              31,838

Creditors: amounts falling due within one year                        7             (10,681)             (5,563)             (7,143)
                                                                       ------------------------------------------------------------
NET CURRENT ASSETS                                                                   24,061              12,532              24,695
                                                                       ------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                70,429              36,682              51,864

Creditors: amounts falling due after more than one year               7                (580)               (302)             (1,766)
Provisions for liabilities and charges                                                 (827)               (431)             (1,764)
                                                                       ------------------------------------------------------------
TOTAL NET ASSETS                                                                     69,022              35,949              48,334
                                                                       ------------------------------------------------------------
CAPITAL AND RESERVES
Called up share capital                                               8               8,287               4,316              26,264
Shares to be issued                                                                  12,436               6,477               6,483
Share premium account                                                               187,797              97,811              97,827
Merger reserve                                                                       59,253              30,861              30,859
Special reserve                                                       8              42,142              21,949                   -
Other reserves                                                                       33,270              17,328              17,328
Profit and loss account                                                            (274,163)           (142,793)           (130,427)
                                                                       ------------------------------------------------------------
SHAREHOLDERS' FUNDS                                                   5              69,022              35,949              48,334
                                                                       ------------------------------------------------------------

US Dollar amounts have been translated at the closing rate on 31 December 2004 ([GBP]1.00: $1.92) solely for information.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

                                                                                  UNAUDITED           UNAUDITED             AUDITED
                                                                                 YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                                                31 DECEMBER         31 DECEMBER         31 DECEMBER
                                                                                       2004                2004                2003
                                                                  NOTES                $000            [GBP]000            [GBP]000
                                                           ------------------------------------------------------------------------

NET CASH OUTFLOW FROM OPERATING ACTIVITIES                            6             (34,295)            (17,862)            (17,837)

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                     1,225                 638                 346
Interest element of finance lease rental payments                                        (4)                 (2)                 (4)
                                                                       ------------------------------------------------------------
NET CASH INFLOW FROM RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                                                              1,221                 636                 342

TAXATION                                                              3               3,362               1,751               2,608

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                                      (808)               (421)               (700)
Purchase of intangible fixed assets
                                                                       ------------------------------------------------------------
                                                                                          -                   -                (622)
Sale of Farnham site tangible and intangible assets                                       -                   -                 800
Sale of other tangible fixed assets                                                     104                  54                 265
                                                                       ------------------------------------------------------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE
AND FINANCIAL INVESTMENT                                                               (704)               (367)               (257)

ACQUISITIONS AND DISPOSALS
Net cash received from sale of manufacturing facility                 4               3,688               1,921                   -
Purchase of subsidiary undertakings                                                       -                   -                (605)
Cash at bank and in hand acquired with subsidiary                                         -                   -              1,444
                                                                       ------------------------------------------------------------
NET CASH INFLOW FROM ACQUISITIONS                                                     3,688               1,921                 839

MANAGEMENT OF LIQUID RESOURCES
Decrease in short-term deposits                                                       7,670               3,995               3,696
Proceeds on sale of current asset Investments                                             -                   -                 189
                                                                       ------------------------------------------------------------
NET CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES                                   7,670               3,995               3,885
                                                                       ------------------------------------------------------------
NET CASH OUTFLOW BEFORE FINANCING                                                   (19,058)             (9,926)            (10,420)

FINANCING
Issue of ordinary share capital                                                           4                   2              21,785
Expenses on issue of shares                                                            (713)               (371)             (1,894)
Repayment of secured loans                                                             (345)               (180)                 (4)
Capital element of finance lease rental payments                                        (48)                (25)                (29)
                                                                       ------------------------------------------------------------
NET CASH INFLOW FROM FINANCING                                                       (1,102)               (574)             19,858
                                                                       ------------------------------------------------------------
(DECREASE)/INCREASE IN CASH DURING THE YEAR                                         (20,160)            (10,500)              9,438
                                                                       ------------------------------------------------------------

US Dollar amounts have been translated at the closing rate on 31 December 2004 ([GBP]1.00: $1.92) solely for information.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS (UNAUDITED)

                                                                                  UNAUDITED           UNAUDITED             AUDITED
                                                                                 YEAR ENDED          YEAR ENDED          YEAR ENDED
                                                                                31 DECEMBER         31 DECEMBER         31 DECEMBER
                                                                                       2004                2004                2003
                                                                                       $000            [GBP]000            [GBP]000
                                                                       ------------------------------------------------------------
(DECREASE)/INCREASE IN CASH DURING THE YEAR                                         (20,160)            (10,500)              9,438

Repayment of secured loans                                                              345                 180                   4
Capital element of finance lease payments                                                48                  25                  29
Cash flow from movement in liquid resources                                          (7,670)             (3,995)             (3,507)
                                                                       ------------------------------------------------------------
CHANGE IN NET FUNDS RESULTING FROM CASH FLOWS                                       (27,437)            (14,290)              5,964

Liquid resources acquired with KS Biomedix Holdings plc                                   -                   -               2,557
Secured loans acquired with KS Biomedix Holdings plc                                      -                   -                (196)
Finance leases acquired with KS Biomedix Holdings plc                                     -                   -                 (63)
Finance leases disposed with manufacturing facility                                      17                   9                   -
Movement in value of liquid Investments                                                 (23)                (12)               (189)
Translation difference                                                                  (57)                (30)                  6
                                                                       ------------------------------------------------------------
Change in net funds                                                                 (27,500)            (14,323)              8,079

NET FUNDS AT 1 JANUARY                                                               52,402              27,293              19,214
                                                                       ------------------------------------------------------------
NET FUNDS AT 31 DECEMBER                                                             24,902              12,970              27,293
                                                                       ------------------------------------------------------------

US Dollar amounts have been translated at the closing rate on 31 December 2004 ([GBP]1.00: $1.92) solely for information.

NOTES TO THE UNAUDITED PRELIMINARY ANNOUNCEMENT

1. BASIS OF PREPARATION

These unaudited statements, which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985, have been prepared using the accounting policies set out in the Group's 2003 Annual Report and Accounts. The 2003 Annual Report and Accounts received an unqualified auditor's report and have been delivered to the Registrar of Companies.

The financial information in this announcement has been prepared on a going concern basis which assumes that the Company will continue in operational existence for the foreseeable future. The financial information does not contain any adjustments that would arise if the financial information was not drawn up on a going concern basis.

The Group is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Group does not have sufficient cash resources to fund its current level of activities for at least the next 12 months, but the Directors have reasonable expectation that the Group can raise additional cash resources during 2005 for this purpose, and have therefore prepared these financial statements on a going concern basis. In the event that additional funds are not secured, the Group would seek to reduce its overheads and might delay, reduce or eliminate the development of product candidates which are not externally funded by partners. In addition, the Group might also be forced to license the rights to some of its drug candidates and technologies at an earlier stage than would otherwise be intended, which would be likely to be on less favourable terms.

If further sources of funding are not secured by the time the statutory accounts are approved by the Board, the auditors have indicated that their report will contain reference to fundamental uncertainty relating to going concern.


2. EXCEPTIONAL REORGANISATION COSTS

Following the announcement in April 2004 that Genzyme had signed a ten year sub-lease for the vacant space in the Group's Cambridge facility, the vacant lease provision and asset impairment provision following the previous reorganisations have been reduced to reflect the impact of the sub-lease agreement. This has resulted in an exceptional credit to the profit and loss account of [GBP]3.6m.


3.      TAXATION

The Group is entitled to claim tax credits in the United Kingdom for certain research and development expenditure. The amount included in the financial statements for the year ended 31 December 2004 ([GBP]1.6m) represents the credit receivable by the Group for the year ([GBP]1.3m) and an adjustment in respect of prior years ([GBP]0.3m). These amounts have not yet been agreed with the Inland Revenue.

Cash received for R&D tax credits in the year amounted to [GBP]1.8m.


4. DISPOSAL OF MANUFACTURING FACILITY

On 1 September 2004, Xenova completed the sale of the business and assets of KS Avicenna Inc, its manufacturing facility based in Edmonton, Canada. Under the terms of the agreement Xenova received C$5.0m ([GBP]2.2m) at completion and will receive a further C$2.0m ([GBP]0.9m) payable in two equal instalments.


                                                                        [GBP]000
SALE OF BUSINESS COMPRISES:
Fixed assets                                                               2,862
Capital commitment                                                            52
Finance leases                                                                (9)
Loss on disposal                                                             (62)
                                                                    ------------
                                                                           2,843
SATISFIED BY:
Cash                                                                       2,174
Deferred consideration                                                       870
Disposal expenses                                                           (201)
                                                                    ------------
                                                                           2,843

5.      RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                   UNAUDITED             AUDITED
                                                  YEAR ENDED          YEAR ENDED
                                                 31 DECEMBER         31 DECEMBER
                                                        2004                2003
                                                    [GBP]000            [GBP]000
                                                --------------------------------
AT 1 JANUARY                                          48,334              26,510
Shares issued in the period                                2              22,326
Shares issued and to be issued in
  respect of acquisition                                   1              16,518
Expenses on issue of shares                              (22)             (2,244)
Shares to be issued under long term
  incentive scheme                                       168                   -
Retained loss for the period                         (12,523)            (15,004)
Exchange movement                                        (11)                228
                                                --------------------------------
AT 31 DECEMBER                                        35,949              48,334
                                                --------------------------------

6.     RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING
       ACTIVITIES

                                                   UNAUDITED             AUDITED
                                                  YEAR ENDED          YEAR ENDED
                                                 31 DECEMBER         31 DECEMBER
                                                        2004                2003
                                                    [GBP]000            [GBP]000
                                                --------------------------------
Group operating loss                                 (14,773)            (16,319)
Depreciation                                             891               1,211
Amortisation                                           2,333               1,589
Exceptional impairment of tangible
  fixed assets                                        (2,745)                  -
Loss/(profit) on disposal of tangible
  fixed assets                                             9                (638)
Increase in work in progress                             (26)               (662)
Decrease/(increase) in debtors                            92                (143)
Decrease) in creditors (excluding
  deferred license fees)                                (474)             (1,541)
Decrease in deferred license fees                     (2,004)             (3,086)
(Decrease)/increase in provision for
  liabilities and charges                             (1,333)              1,752
Charge for long term incentive scheme                    168                   -
                                                --------------------------------
Net cash outflow from operating activities           (17,862)            (17,837)
                                                --------------------------------

Cash outflow in respect of exceptional reorganisation costs was [GBP]nil (2003:
[GBP]2.4m).

7.     DEFERRED LICENSE FEES

Included within creditors is [GBP]0.9m (2003: [GBP]3.0m) in respect of deferred license fees of which [GBP]0.3m is included within creditors: amounts falling due after more than one year.

8.     SHARE CAPITAL

In March 2004, the High Court approved a capital reduction, resulting in the cancellation of the 2,195,000,000 deferred shares arising from the capital reorganisation in December 2003. On cancellation, the value of the deferred shares, of [GBP]21.9 million, was credited to a special reserve as instructed by the court.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: MARCH 4 2003                            XENOVA GROUP PLC
                             ---------------------------------------------------
                                            Veronica Sellar,
                                     Head of Corporate Communications